================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number 1-12579



                                OGE ENERGY CORP.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                            (FULL TITLE OF THE PLAN)



                                OGE ENERGY CORP.
                                321 North Harvey
                                  P.O. Box 321
                       Oklahoma City, Oklahoma 73101-0321

   (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS
                       OF ITS PRINCIPAL EXECUTIVE OFFICE)


================================================================================

                                   SIGNATURES


     The undersigned consist of the members of the Committee having the responsibility for the administration of the OGE Energy Corp. Employees' Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 29th day of June 1998.





                                            OGE ENERGY CORP.
                                            EMPLOYEES' RETIREMENT SAVINGS PLAN





                                            By        /s/ Irma B. Elliott
                                              --------------------------------
                                                          Irma B. Elliott
                                                          Chairperson






                                            By        /s/ Donald R. Rowlett
                                              --------------------------------
                                                          Donald R. Rowlett
                                                          Member






                                            By        /s/ Dale P. Hennessy
                                              --------------------------------
                                                          Dale P. Hennessy
                                                          Member

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the OGE Energy Corp.
Financial Programs Committee:

We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees' Retirement Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Financial Programs Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the OGE Energy Corp. Employees' Retirement Savings Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes as of December 31, 1997, and the schedule of reportable transactions for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information provided by the trustee and presented in the schedule of assets held for investment purposes and the schedule of reportable transactions does not disclose historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for reporting and Disclosure under the Employee Retirement Income Security Act of 1974.





                                             /s/ Arthur Andersen LLP


Oklahoma City, Oklahoma,
  May 29, 1998




               OGE ENERGY CORP. EMPLOYEES' RETIREMENT SAVINGS PLAN
               ---------------------------------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                           DECEMBER 31, 1997 AND 1996
                           --------------------------



                                                       1997            1996
                                                  -------------    -------------

Investments, at market value:

  Common stock:
    OGE Energy Corp.                             $ 130,651,227    $ 102,526,811

  Mutual Funds:
    Fidelity U.S. Government                         1,404,837        1,000,759

    Fidelity Asset Manager                          10,627,807        8,943,418

    Fidelity Asset Manager: Growth                  21,407,624       16,187,197

    Fidelity Asset Manager: Income                   3,144,890        2,874,009

    Fidelity Managed Income Portfolio               19,493,122       21,452,342

    Fidelity Contrafund                             13,766,082        7,879,884

    Fidelity Growth and Income Portfolio            12,423,274        6,531,285

    Fidelity Blue Chip Growth                       12,998,517        7,421,049

    PIMCO Total Return Administrative                  208,666              ---

    PBHG Growth                                        641,884              ---

    Templeton Foreign I                                426,563              ---

    Invesco Total Return                               284,996              ---

  Participant loans                                  9,797,722        9,721,477
                                                 --------------   --------------
      Total investments                            237,277,211      184,538,231

Dividends and interest receivable                    1,592,773        1,636,520
                                                 --------------   --------------
      Net assets available for benefits          $ 238,869,984    $ 186,174,751
                                                 ==============   ==============

   The accompanying notes are an integral part of these financial statements.


                                                         OGE ENERGY CORP. EMPLOYEES' RETIREMENT SAVINGS PLAN
                                                         ---------------------------------------------------
                                                                                                                    Page 1 of 2
                                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                      ---------------------------------------------------------

                                                                FOR THE YEAR ENDED DECEMBER 31, 1997
                                                                ------------------------------------
                                            OGE                        Fidelity       Fidelity       Fidelity
                                        Energy Corp.     Fidelity       Asset          Asset          Managed
                                           Common         Asset        Manager:       Manager:        Income        Fidelity
                                         Stock Fund      Manager        Growth         Income        Portfolio     Contrafund
                                       -------------  -------------  -------------  -------------  -------------  -------------
Net assets available for benefits
   at beginning of year                $105,164,090   $  8,943,418   $ 16,187,197   $  2,874,009   $ 21,452,342   $  7,879,884
                                       -------------  -------------  -------------  -------------  -------------  -------------
Investment income:
  Dividends                               6,424,320        914,659      2,216,421        203,921      1,190,823      1,283,043
  Interest on loans                         422,497         51,838        139,251         10,127         60,099         71,992

Appreciation in market value of
   investments:
  Common stocks                          29,834,231            ---            ---            ---            ---            ---
  Mutual funds                                  ---        838,565      1,736,911         98,625            ---        480,965

Contributions:
  Participants                            2,304,239        585,220      1,468,596        130,342        671,996        913,769
  Company                                 3,381,896            ---            ---            ---            ---            ---

Realized gain (loss) on sale or
   distribution of investments            1,508,751        167,006        405,833         35,652            ---        356,128
                                       -------------  -------------  -------------  -------------  -------------  -------------
     Total additions                     43,875,934      2,557,288      5,967,012        478,667      1,922,918      3,105,897
                                       -------------  -------------  -------------  -------------  -------------  -------------
Administrative expenses                     (20,996)        (8,438)       (11,064)        (2,790)       (16,854)        (1,591)
Distributions to participants            (5,332,284)      (569,996)      (493,764)      (382,617)    (3,488,878)      (220,657)
                                       -------------  -------------  -------------  -------------  -------------  -------------
     Total reductions                    (5,353,280)      (578,434)      (504,828)      (385,407)    (3,505,732)      (222,248)
                                       -------------  -------------  -------------  -------------  -------------  -------------
     Net additions (reductions)          38,522,654      1,978,854      5,462,184         93,260     (1,582,777)     2,883,649
                                       -------------  -------------  -------------  -------------  -------------  -------------
Transfer between funds, net             (10,037,907)      (294,465)      (241,757)       177,621       (376,406)     3,002,549
                                       -------------  -------------  -------------  -------------  -------------  -------------
Net assets available for benefits
   at end of year                      $133,648,837   $ 10,627,807   $ 21,407,624   $  3,144,890   $ 19,493,122   $ 13,766,082
                                       =============  =============  =============  =============  =============  =============
                                         Fidelity
                                          Growth        Fidelity
                                        And Income      Blue Chip
                                         Portfolio       Growth
                                       -------------  -------------
Net assets available for benefits
   at beginning of year                $  6,531,285   $  7,421,049
                                       -------------  -------------
Investment income:
  Dividends                                 501,569        582,000
  Interest on loans                          43,785         57,648

Appreciation in market value of
   investments:
  Common stocks                                 ---            ---
  Mutual funds                            1,472,098        937,716

Contributions:
  Participants                              660,543        792,247
  Company                                       ---            ---

Realized gain (loss) on sale or
   distribution of investments              394,218        730,196
                                       -------------  -------------
     Total additions                      3,072,213      3,099,807
                                       -------------  -------------
Administrative expenses                      (4,231)        (3,352)
Distributions to participants              (311,554)      (239,684)
                                       -------------  -------------
     Total reductions                      (315,785)      (243,036)
                                       -------------  -------------
     Net additions (reductions)           2,756,428      2,856,771
                                       -------------  -------------
Transfer between funds, net               3,135,561      2,720,697
                                       -------------  -------------
Net assets available for benefits
   at end of year                      $ 12,423,274   $ 12,998,517
                                       =============  =============
    The accompanying notes are an integral part of this financial statement.

                                                          OGE ENERGY CORP. EMPLOYEES' RETIREMENT SAVINGS PLAN
                                                          ---------------------------------------------------
                                                                                                                     Page 2 of 2
                                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                       ---------------------------------------------------------

                                                                 FOR THE YEAR ENDED DECEMBER 31, 1997
                                                                 ------------------------------------

                                            PIMCO                                       Invesco
                                        Total Return       PBHG         Templeton        Total          Loan
                                       Administrative     Growth        Foreign I       Return          Fund           Total
                                       --------------  -------------  -------------  -------------  -------------  -------------
Net assets available for benefits
   at beginning of year                $         ---   $        ---   $        ---   $        ---   $  9,721,477   $186,174,751
                                       --------------  -------------  -------------  -------------  -------------  -------------
Investment income:
  Dividends                                    6,827            ---         28,936          6,379            ---     13,358,898
  Interest on loans                               75            838            865            343            ---        859,358

Appreciation in market value of
   investments:
  Common stocks                                  ---            ---            ---            ---            ---     29,834,231
  Mutual funds                                (3,321)       (42,019)       (51,896)           334            ---      5,467,978

Contributions:
  Participants                                 1,936          8,810          7,874          3,200            ---      7,548,772
  Company                                        ---            ---            ---            ---            ---      3,381,896

Realized gain (loss) on sale or
   distribution of investments                    56         (4,017)        (2,305)            19            ---      3,591,537
                                       --------------  -------------  -------------  -------------  -------------  -------------
     Total additions                           5,573        (36,388)       (16,526)        10,275            ---     64,042,670
                                       --------------  -------------  -------------  -------------  -------------  -------------
Administrative expenses                          ---            ---            ---            ---            ---        (69,316)
Distributions to participants                    ---            ---            ---         (2,704)      (235,983)   (11,278,121)
                                       --------------  -------------  -------------  -------------  -------------  -------------
     Total reductions                            ---            ---            ---         (2,704)      (235,983)   (11,347,437)
                                       --------------  -------------  -------------  -------------  -------------  -------------

     Net additions (reductions)                5,573        (36,388)       (16,526)         7,571       (235,983)    52,695,233
                                       --------------  -------------  -------------  -------------  -------------  -------------
Transfer between funds, net                  203,093        678,272        443,089        277,425        312,228            ---
                                       --------------  -------------  -------------  -------------  -------------  -------------
Net assets available for benefits
   at end of year                      $     208,666   $    641,884   $    426,563   $    284,996   $  9,797,722   $238,869,984
                                       ==============  =============  =============  =============  =============  =============

    The accompanying notes are an integral part of this financial statement.


                                OGE ENERGY CORP.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
                       ----------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1997 AND 1996
                           --------------------------


1. DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES:
   --------------------------------------------------------

The OGE Energy Corp. Employees' Retirement Savings Plan (the "Plan"), originally the Oklahoma Gas and Electric Company Employees' Thrift Plan, was adopted in 1981 and became effective January 1, 1982. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company ("Fidelity") serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the Trust. The Plan adopted an amendment on October 1, 1997, effective the same day, that made minor modifications to the Plan's investment options. On September 17, 1997, the Plan adopted an amendment that will make minor modifications to the Plan's eligibility effective January 1, 1998.

On December 31, 1996, OGE Energy Corp. (the "Company") became the parent company of OG&E and its former subsidiary, Enogex, Inc. All outstanding OG&E common stock was exchanged on a share-for-share basis for common stock of OGE Energy Corp. and the stock of Enogex, Inc. was distributed to OGE Energy Corp. The Plan was then assumed by OGE Energy Corp. and amended to reflect this reorganization.

Participation in the Plan is voluntary. Employees are eligible to become participants in the Plan after completing one year of service as defined in the Plan. Participants may contribute any whole percentage between 2% and 15% of their compensation. The first 6% of contributions are called "Regular Contributions," and any contributions over 6% of compensation are called "Supplementary Contributions." Participants may designate at their discretion all or any portion of their Regular and Supplementary Contributions to the Plan as a salary reduction contribution under Section 401(k) of the Internal Revenue Code. Under Section 401(k) of the Internal Revenue Code, the portion of the participant's base salary that is contributed as a "Tax-Deferred Contribution" will not be subject to Federal income tax until such portion is withdrawn or distributed from the Plan. Company contributions to the Plan are made monthly. Participants can direct that all of their contributions be invested in multiples of 1% in any one or all of the following twelve investment funds, each with a specific investment portfolio goal:

     OGE Energy Corp. Common Stock Fund - consists primarily of shares of the Company's common stock contributed by the Company or purchased by the Trustee and shares of the Fidelity U.S. Government fund, which is used to hold the cash used to fund purchases and distributions. All shares of the Fidelity U.S. Government fund held by the plan and the dividends and interest receivable are included in the OGE Energy Corp. Common Stock Fund.

     Fidelity Asset Manager - consists of approximately 40% stocks, 40% bonds and 20% short-term instruments.

     Fidelity Asset Manager: Growth - consists of approximately 65% stocks, 30% bonds and 5% short-term instruments.

     Fidelity Asset Manager: Income - consists of approximately 20% stocks, 30% bonds and 50% short-term instruments.

     Fidelity Managed Income Portfolio - consists of short-term and long-term investment contracts.

     Fidelity Contrafund - consists of common stocks from companies that the Fund's manager believes are undervalued or show potential for growth.

     Fidelity Growth & Income Portfolio - consists of foreign and domestic stocks and debt securities.

     Fidelity Blue Chip Growth Fund - consists of common stocks of well known, established growth companies.

     PIMCO Total Return  Administrative  - consists  mainly of bonds,  including
          U.S. Government, corporate, mortgage and foreign.

     PBHG Growth -  consists  of common  stocks of small and  medium  sized U.S.
          companies.

     Templeton Foreign I - consists mainly of stocks and debt securities of companies and governments of developed or developing countries outside the United States.

     Invesco Total Return - consists 30% of stocks, 30% of fixed and variable income securities, and the remaining 40% is allocated between stocks and bonds based on business, economic and market conditions.

The accompanying financial statements have been prepared on the accrual basis of accounting. Investments are carried at market value determined from quoted market prices when available or management's estimate of fair market value or at contract value for investments contracts (See Note 4). Realized gains/losses on sales or dispositions and appreciation/depreciation of plan assets included in the statements of changes in net assets available for plan benefits are based on the change in market value of the assets at the beginning of the plan year or at the time of purchase during the year.

The Company contributes to the Plan on behalf of each participant an amount equal to 50% of the participant's Regular Contribution for participants with less than 20 years of Plan participation, as defined in the Plan, and an amount equal to 75% of the participant's Regular Contribution for participants with 20 or more years of participation in the Plan. No Company contributions are made with respect to the participant's Supplementary Contribution. The Company's contribution can be made either in cash or in shares of the Company's common stock. If the Company contributes cash, such cash is used to purchase common stock of the Company.

Participants' Regular and Supplementary Contributions are fully vested and non-forfeitable. Participants gradually vest in their allocated share of Company contributions over a seven-year period. After three years of service with the Company, participants become 30% vested in their Company contribution account, vest an additional 10% upon the completion of the following year, and 20% for each subsequent year of participation in the Plan. In addition, participants fully vest when they are eligible for retirement under the Company Employees' Retirement Plan or in the event of death, permanent disability or attainments of age 65.

Forfeitures of the Company's contributions resulting from termination of the participant's interest in the Plan are used to reduce the Company's future contributions. At December 31, 1997 and 1996, the Plan had approximately $600 and $50, respectively, of assets that were forfeited and non-vested. During 1997 and 1996, forfeitures used to reduce employer contributions totaled approximately $19,000 and $16,000, respectively. Forfeitures will be reinstated if the participant is re-employed by the Company and returns to the Plan within five years.

The Plan is a qualified plan under provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, dated January 12, 1996. However, the Company is of the opinion that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes the Plan is qualified and continues to be tax-exempt. Participants on whose behalf Company contributions are made are not taxed on the amounts contributed by the Company or on any income earned thereon until the receipt of a distribution, pursuant to the terms of the Plan. The taxation of income earned on Plan assets attributable to participants' contributions to the Plan is also deferred until distribution is made. The amount of income taxes applicable to the participants or their beneficiaries upon distribution is prescribed by the Internal Revenue Code and is dependent upon the method of distribution.

The Plan is administered by a committee appointed by the Board of Directors of the Company (the "Financial Programs Committee"). Certain expenses of administering the Plan are expected to be paid by the participants. Participants' accounts are charged five dollars annually for administrative expenses. In addition, participants exercising the loan option are charged five dollars for loan setup and fifteen dollars annually for maintenance. All other administrative expenses are paid by the Company.

The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the interests of all participants will be fully vested, and the Financial Programs Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2. LOANS TO PARTICIPANTS:
   ----------------------

The maximum amount which a participant may borrow is the lesser of $50,000 or 50% of the participant's allocated vested share of the Plan assets. The loans are secured by a portion of the amounts remaining in the participant's account. The Plan allows participants on leave of absence to obtain loans from their account. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, when the loan is repaid, the interest on the loan is credited to the participant's account in the Plan.

The interest rate is equal to the "prime rate," as published in the Wall Street Journal on the first business day of the month, plus 1%. The range for interest rates was 7% to 10% during 1997.

If a participant should terminate from the Plan, any outstanding loan balance is converted to a distribution.

     Loan activity for 1997 was as follows:

          Balance at beginning of year          $ 9,721,477
               New loans                          4,520,500
               Repayment of Principal            (4,444,255)
                                                ------------
          Balance at end of year                $ 9,797,722
                                                ============

     Interest applicable to these loans during 1997 was $859,358.

3. AMOUNTS DUE TO TERMINATED EMPLOYEES:
   ------------------------------------

As of December 31, 1997 and 1996, there were no participants that had terminated and requested a distribution and had not received payment of the distribution.

4. INVESTMENTS:
   ------------

Investments of Company common stock, in the OGE Energy Corp. Common Stock Fund at December 31, 1997 and 1996, of $130,651,227 and $102,526,811, respectively, are carried at market value ($54.6875 per share and $41.7500 per share at December 31, 1997 and 1996, respectively) and are comprised of 2,389,051 and 2,455,732 shares, respectively. At December 31, 1997, the non-participant directed amount included in the OGE Energy Corp. Common Stock Fund totalled $60,908,240. The market value per common share was $53.6250 at May 29, 1998, the date of the accompanying report of independent public accountants.

The Fidelity Managed Income Portfolio investment option is a common collective trust that invests in various investment contracts. This investment option is fully benefit-responsive and is, therefore, recorded at contract value in the accompanying statements of net assets available for benefits. Contract value represents the principal balance of the fund, plus accrued interest at the stated contract rate, less payments received and contract charges by the fund manager. The crediting interest rate is based on the average rates of the underlying investment contracts. The average yield of this fund for the years ended December 31, 1997 and 1996 was 6.17% and 6.09%, respectively. The crediting interest rate at September 30, 1997 and 1996, the Portfolio's fiscal year-end, was 5.80% and 5.78%, respectively. The fair value of the fund approximates contract value at December 31, 1997.

5. HISTORICAL COST INFORMATION:
   ----------------------------

Disclosure of historical cost information with regard to certain plan investments is required to be presented in the schedules of assets held for investment purposes and reportable transactions (Schedules I and II) in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Due to the record-keeping system maintained by the trustee, certain of this information cannot be provided.


                                                                                                                Schedule I

                                                              OGE ENERGY CORP.
                                                     EMPLOYEES' RETIREMENT SAVINGS PLAN
                                                     ----------------------------------

                                         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                         ----------------------------------------------------------

                                                           AS OF DECEMBER 31, 1997
                                                           -----------------------


(a)*      (b)   Issuer                   (c)   Description of Investment               (d)   Cost       (e)   Market Value
----      -------------------------      ----------------------------------------      -----------      ------------------
   *      OGE Energy Corp.               Common stock, $0.01 par value                     (f)          $     130,651,227

   *      Fidelity  Mgmt. Trust Co.      U.S. Government fund, variable interest           (f)                  1,404,837
                                         rate

   *      Fidelity  Mgmt. Trust Co.      Asset Manager, mutual fund                        (f)                 10,627,807

   *      Fidelity  Mgmt. Trust Co.      Asset Manager: Growth, mutual fund                (f)                 21,407,624

   *      Fidelity  Mgmt. Trust Co.      Asset Manager: Income, mutual fund                (f)                  3,144,890

   *      Fidelity  Mgmt. Trust Co.      Managed Income Portoflio, mutual fund             (f)                 19,493,122

   *      Fidelity  Mgmt. Trust Co.      Contrafund, mutual fund                           (f)                 13,766,082

   *      Fidelity  Mgmt. Trust Co.      Growth and Income, mutual fund                    (f)                 12,423,274

   *      Fidelity  Mgmt. Trust Co.      Blue Chip Growth, mutual fund                     (f)                 12,998,517

          PIMCO                          Total Return Administrative, mutual fund          (f)                    208,666

          PBHG                           Growth, mutual fund                               (f)                    641,884

          Templeton                      Foreign I, mutual fund                            (f)                    426,563

          Invesco                        Total Return, mutual fund                         (f)                    284,996

                                         Participant Loans, interest rates from
                                         7% to 10%                                     $9,797,722               9,797,722
                                                                                       -----------      ------------------
          Total investments                                                                             $     237,277,211
                                                                                                        ==================

   *      Party in interest
   (f)    Historical cost information could not be obtained from the Plan's Trustee


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

                                                                                                                   Schedule II

                                                         OGE ENERGY CORP.
                                                EMPLOYEES' RETIREMENT SAVINGS PLAN
                                                ----------------------------------

                                          ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                          ----------------------------------------------

                                               FOR THE YEAR ENDED DECEMBER 31, 1997
                                               ------------------------------------

                                                                                                                  Expenses
                                                                                                                 Incurred in
       Identity of Party             Description of          Purchase          Selling            Lease        Connection with
       (a)      Involved             (b)      Asset         (c)  Price        (d) Price         (e) Rental     (f) Transaction
------------------------------    --------------------    --------------    --------------   --------------    ---------------
Purchases:

  Fidelity Mgmt. Trust Co.        OGE Energy Corp.
    OGE Common Stock Fund         Common Stock            $  18,796,995     $         ---    $         ---     $          ---
  Fidelity Mgmt. Trust Co.        Asset Manager:
                                  Growth, mutual fd           6,646,639               ---              ---                ---
  Fidelity Mgmt. Trust Co.        Managed Income
                                  Portfolio, mutual fd       17,847,338               ---              ---                ---
  Fidelity Mgmt. Trust Co.        Contrafund, mutual
                                  fund                        8,934,015               ---              ---                ---
  Fidelity Mgmt. Trust Co.        Growth and Income,
                                  mutual fund                 7,447,062               ---              ---                ---
  Fidelity Mgmt. Trust Co.        Blue Chip Growth,
                                  mutual fund                 9,619,333               ---              ---                ---

Sales and Redemptions:

  Fidelity Mgmt. Trust Co.        OGE Energy Corp.
    OGE Common Stock Fund         Common Stock                      ---        21,611,483              ---                ---
  Fidelity Mgmt. Trust Co.        Asset Manager:
                                  Growth, mutual fd                 ---         3,568,956              ---                ---
  Fidelity Mgmt. Trust Co.        Managed Income
                                  Portfolio, mutual fd              ---        19,806,513              ---                ---
  Fidelity Mgmt. Trust Co.        Contrafund, mutual
                                  fund                              ---         3,884,908              ---                ---
  Fidelity Mgmt. Trust Co.        Growth and Income,
                                  mutual fund                       ---         3,421,389              ---                ---
  Fidelity Mgmt. Trust Co.        Blue Chip Growth,
                                  mutual fund                       ---         5,709,776              ---                ---


                                                                            Current Value
                                                                             Of Asset on
       Identity of Party             Description of          Cost of         Transaction         Net Gain
       (a)      Involved             (b)      Asset         (g) Asset          (h) Date       (i) or (Loss)
------------------------------    --------------------    --------------    --------------    -------------
Purchases:

  Fidelity Mgmt. Trust Co.        OGE Energy Corp.
    OGE Common Stock Fund         Common Stock            $  18,796,995     $  18,796,995     $        ---
  Fidelity Mgmt. Trust Co.        Asset Manager:
                                  Growth, mutual fd           6,646,639         6,646,639              ---
  Fidelity Mgmt. Trust Co.        Managed Income
                                  Portfolio, mutual fd       17,847,338        17,847,338              ---
  Fidelity Mgmt. Trust Co.        Contrafund, mutual
                                  fund                        8,934,015         8,934,015              ---
  Fidelity Mgmt. Trust Co.        Growth and Income,
                                  mutual fund                 7,447,062         7,447,062              ---
  Fidelity Mgmt. Trust Co.        Blue Chip Growth,
                                  mutual fund                 9,619,333         9,619,333              ---

Sales and Redemptions:

  Fidelity Mgmt. Trust Co.        OGE Energy Corp.
    OGE Common Stock Fund         Common Stock                      (j)        21,611,483              (j)
  Fidelity Mgmt. Trust Co.        Asset Manager:
                                  Growth, mutual fd                 (j)         3,568,956              (j)
  Fidelity Mgmt. Trust Co.        Managed Income
                                  Portfolio, mutual fd              (j)        19,806,513              (j)
  Fidelity Mgmt. Trust Co.        Contrafund, mutual
                                  fund                              (j)         3,884,908              (j)
  Fidelity Mgmt. Trust Co.        Growth and Income,
                                  mutual fund                       (j)         3,421,389              (j)
  Fidelity Mgmt. Trust Co.        Blue Chip Growth,
                                  mutual fund                       (j)         5,709,776              (j)

 (j) Historical cost information, and therefore gain or loss information, could not be obtained from the Plan's Trustee


                                  EXHIBIT INDEX
                                  -------------


Exhibit No.                        Description
-----------               -----------------------------------------
1.01                      Consent of Independent Public Accountants

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